UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No.1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11
South Beach Tower
Singapore 189767
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change in Certifying Accountant

On August 7, 2025, Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (“Maxeon” or the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”) with the Securities and Exchange Commission (“SEC”) disclosing the decision by the Audit Committee of the Company’s Board of Directors to terminate Ernst & Young LLP (“EY”) as the Company’s independent registered public accounting firm, effective as of August 29, 2025 (“Termination Date”).

The Company is furnishing this amendment to the Original 6-K to disclose that during the years ended December 31, 2024 and 2023 and through the Termination Date, there was no disagreement between Maxeon and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on Maxeon’s financial statements.

The Company has provided EY with a copy of the Original 6-K and this amendment and requested that EY furnish a letter addressed to the SEC stating whether or not it agrees with the Company’s statements. A copy of EY’s letter is filed hereto as Exhibit 16.1 to this Form 6-K/A.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

EXHIBIT

Exhibit	Title

16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated August 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 14, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer